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                              February 4, 2022

       Justin Gonzalez
       Chief Executive Officer
       Boon Industries, Inc.
       110 Spring Hill Road #16
       Grass Valley, CA 95945

                                                        Re: Boon Industries,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed January 31,
2022
                                                            File No. 000-56325

       Dear Mr. Gonzalez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Interim Financial Statements
       Note 7 - Preferred Stock, page F-20

   1. We have reviewed your responses to prior comments 6 and 12 and note that the Series A
                                                        Preferred Stock has a
stated value of $10.00 and is convertible into that number of shares of common stock equal
to $10.00 divided by the closing market price of the common
                                                        stock on the day of
conversion. Based on this term, it appears that your outstanding Series
                                                        A Preferred Stock
should be classified as a liability (e.g., $70,061,360 as of September 30,
                                                        2021 and $196,409,000
as of December 31, 2020) under ASC 480-10-25-14(a). Please
                                                        revise your financial
statements accordingly, or explain why your accounting and
                                                        presentation is
appropriate.
 Justin Gonzalez
FirstName LastNameJustin   Gonzalez
Boon Industries, Inc.
Comapany4,NameBoon
February   2022       Industries, Inc.
February
Page  2 4, 2022 Page 2
FirstName LastName
2. We note there are 7,006,136 million shares of Series A Preferred Stock outstanding as of
         September 30, 2021 and that your share price recently closed at $0.0027. Based on this information and the Stated Value of $10, it appears that your Series A Preferred Stock is currently convertible into 25.9 billion common shares. Since there are only approximately
         307 million common shares available for issuance, please clarify your plans regarding an increase in authorization of common shares and any impact from not having shares available under authorization to fully satisfy conversion of the preferred stock.
3. Please expand your disclosures to include the conversion terms similar to your disclosure on page 21.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Zev M. Bomrind, Esq.